UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
[X]              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[_]              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________to__________

Commission File Number: 2-28286

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:The BNA 401(k) Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Bureau of National Affairs, Inc.
1231 25th Street, N. W.
Washington, D. C. 20037

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the BNA 401(k) Plan Administrative Committee has duly caused this report to be signed by the undersigned thereunto duly authorized.

The BNA 401(k) Plan

                             s\Gilbert S. Lavine
                            Gilbert S. Lavine
                            Chairman of the Administrative Committee

DATE: June 29, 2007

THE BNA 401(k) PLAN

Financial Statements

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm Thereon)

Index

Report of Independent Registered Public Accounting Firm

The Administrative Committee of The BNA 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of The BNA 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

s\ KPMG LLP
KPMG LLP

McLean, VA
June 26, 2007

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THE BNA 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	2006	2005

Cash	$53,070	$42,576
Investments, at fair value (Note 2):
BNA common stock	111,487,558	103,377,482
Mutual funds	29,741,679	24,421,638
Participant notes receivable	831,182	949,666
Stable Value fund, at contract value (Note 2)	5,694,336	4,619,586
Total investments	147,754,755	133,368,372

Total Assets	147,807,825	133,410,948

Liabilities:
Excess contributions payable (Note 5)	(161,326)	---

Net assets available for benefits	$147,646,499	$133,410,948

See accompanying notes to financial statements.

Index

THE BNA 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004

	2006	2005	2004
Additions to net assets attributed to:
Investment income (Note 2):
Dividends	$4,198,466	$3,254,573	$2,909,323
Interest from participant loans	57,980	46,684	40,540
Net appreciation (depreciation) in value of: BNA common stock	7,967,050	7,902,949	5,941,107
Mutual funds and Stable Value fund	2,270,782	904,992	1,588,442
	14,494,278	12,109,198	10,479,412
Contributions by participants (Note 1):
Salary deductions (Note 5)	7,440,924	7,263,851	7,102,727
Rollovers	412,192	324,462	334,095

Total additions	22,347,394	19,697,511	17,916,234

Deductions from net assets attributed to:
Distributions to participants (Note 1)	8,111,431	6,566,985	6,913,691
Administrative costs (Note 3)	412	4,910	3,925

Total deductions	8,111,843	6,571,895	6,917,616

Net increase	14,235,551	13,125,616	10,998,618

Net assets available for benefits:
Beginning of year	133,410,948	120,285,332	109,286,714

End of year	$147,646,499	$133,410,948	$120,285,332

See accompanying notes to financial statements.

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THE BNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004

(1)        SUMMARY DESCRIPTION OF PLAN

The following description of the BNA 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan is a contributory benefit plan sponsored by The Bureau of National Affairs, Inc. (the "Company" or “Plan Sponsor”), for the benefit of employees of the Company and certain of its subsidiaries.  The Plan was established in 1982 with an effective date of January 1, 1983, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").  The Plan is designed to provide benefits to participants or their beneficiaries, and encourages savings through investments in the Company’s common stock and various other investment options.

Full-time and part-time employees are eligible to participate in the Plan upon completion of thirty days of service.  To participate, eligible employees authorize the Company to contribute on their behalf, a salary reduction amount, subject to certain annual ceiling limitations provided in the Plan, by tax laws, and by ERISA. Contributions may begin at the next quarterly entry date following the thirty-day service period. The Plan also accepts certain rollover contributions.

The Plan has two trusts.  The BNA Stock Trust holds Company stock and the Mutual Fund Trust holds all other investments.  The trusts maintain separate accounts for each participant in the Plan.  These accounts are credited with the participants' contributions and Plan earnings, and may be charged with certain administrative expenses.  Participants' accounts are fully vested.  Distributions can be made in the event of retirement, death, qualifying hardships, or other severance of service. If upon terminating employment, a participant's account value exceeds $5,000 (excluding rollover contributions) the participant may opt to delay distribution until reaching age 65.

An administrative committee appointed by the Company's Board of Directors acts as Plan administrator.  An officer of the Company serves as the Trustee of the BNA Stock Trust.  Charles Schwab Trust Company is the trustee of the Mutual Fund Trust.

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA.

The Plan maintains its records and prepares its financial statements on the accrual basis of accounting. The preparation of financial statements requires the use of estimates in accordance with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(continued)

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THE BNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004

(2)        INVESTMENTS

Upon enrollment in the Plan, a participant may direct contributions to any of ten investment options.  Participants may change their investment options as desired.  Investment options include the shares of the Company’s common stock, a stable value fund, and eight mutual funds of registered investment companies that invest in various asset mixes of common stocks, debt securities, and/or money market securities.

Mutual funds (shares of registered investment companies) are stated at fair value, based on market prices, and purchases and sales of investments are recorded on a trade-date basis.  Shares of the Stable Value fund, a common trust, are stated at contract value, which approximates fair value, based on the values of the underlying investments held by the fund.  Participant notes receivable are valued at cost which approximates fair value. The fair value of the Company’s common stock is established by the Company's Board of Directors, generally semiannually in connection with purchases and sales under the Company’s Stock Purchase and Transfer Plan (SPTP).  The Plan values its investments in the Company's stock at the price used for SPTP market trades.

BNA Class A common stock amounted to $89,151,160 and $83,377,697 at December 31, 2006 and 2005, respectively.  BNA Class B common stock amounted to $22,274,938 and $19,942,715 at December 31, 2006 and 2005, respectively. Further, investment in Vanguard Index Trust 500 Portfolio amounted to $7,842,156 at December 31, 2006. No other investment exceeded five percent of net assets available for Plan benefits as of December 31, 2006 and 2005.

Ownership and transferability of the Company’s Class A, Class B, and Class C stock are substantially restricted to current and former employees by provisions of the Company's certificate of incorporation.  Ownership of Class A stock, which is voting, is restricted to active employees.  Class B stock and Class C stock are nonvoting.  No class of stock has preference over another upon declaration of dividends or liquidation. The Trust may sell Class A common stock, or exchange it for Class B or Class C common stock, if necessary to comply with the above ownership restrictions.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000.  Loan terms range from one to five years.  The loans are secured by the balance in the participant’s account and bear interest at the Prime rate plus one percent, as determined at the loan’s inception. At December 31, 2006 interest rates on loans ranged from 5.0% to 10.0%.  Principal and interest is paid through regular payroll deductions. Loans and loan repayments are treated as Plan asset transfers, not as distributions and contributions.

(continued)

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THE BNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004

 (3)       ADMINISTRATIVE COSTS

The Company pays certain administrative costs on behalf of the Plan.  Such costs, which include custodian and administrator fees, are not reflected in the accompanying financial statements. The Plan pays the remaining administrative costs.

(4)        INCOME TAXES

The Plan received its latest favorable determination letter from the Internal Revenue Service, dated September 9, 2002. The letter indicates that the Plan, as designed, is qualified under the applicable requirements of the Internal Revenue Code.  Subsequent to the filing of the Plan for review, additional amendments were made to the Plan.   The Plan Sponsor believes that the Plan as amended is currently designed and is being operated in compliance with the Internal Revenue Code, and that the Plan qualifies as tax-exempt as of December 31, 2006.  Therefore, no provision for income taxes is included in the Plan’s financial statements.

(5)        EXCESS CONTRIBUTIONS PAYABLE

For the year ended December 31, 2006, the Plan failed certain of its nondiscrimination tests.  Excess contributions amounting to $161,326 are recorded as a liability in the accompanying statement of net assets available for benefits and as a reduction of participant-directed contributions for the year.  The Plan will reimburse these excess contributions to its participants during 2007.

(6)         PLAN AMENDMENTS

The Plan was amended during 2006 to allow for contributions designated for the purchase of Company stock, during a period of time when the Company temporarily suspended the sale of its stock, to be held in the Mutual Fund Trust and subsequently transferred to the Stock Fund Trust. Upon termination of the temporary suspension of the sale of Company stock, such contributions were transferred to the Stock Fund Trust, with earnings thereon, and used to purchase Company stock.

Effective March 19, 2007, the Company changed its method of selling stock to the Plan. Common stock will be sold on each declared record date for its SPTP, typically twice each year, in March and September. Previously, stock was sold when the contributions were received shortly after each payroll period.  In connection with this change, the Plan was further amended to allow for contributions designated for the purchase of Company stock to be held in the Mutual Fund Trust.  At each SPTP close, the contributions will be transferred to the Stock Fund Trust, with earnings thereon, and used to purchase Company stock.

(continued)

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THE BNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004

(7)	ADOPTION OF NEW ACCOUNTING STANDARD

In December 2005, the Financial Accounting Standards Board (FASB) issued Staff Positions (FSP) Nos. AAG INV-1 and SOP 94-4-1 Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.  This FSP describes the limited circumstances in which the net assets of an investment fund shall reflect the contract value of investment contracts that it holds and provides a definition of a fully benefit-responsive investment contract.  This FSP also provides guidance with respect to the financial statement presentation and disclosure of fully benefit-responsive investment contracts.  The Plan adopted this FSP in the current plan year for the Stable Value fund.  The Stable Value fund is presented at contract value, which approximates fair value.  Therefore, the adoption of this FSP did not have a material impact on the Plan’s financial statements.

Index

THE BNA 401(k) PLAN

 Schedule of Assets Held for Investment Purposes
December 31, 2006

			Fair
$ or Shares	Quantity	Identity and description of investment	Value
		Cash and Cash Equivalents

	$53,070	Cash	$53,070

		BNA Common Stock
*Shares	6,367,940	Class A	89,151,160
*Shares	1,591,067	Class B	22,274,938
*Shares	4,390	Class C	61,460
*Shares	7,963,397	Total BNA Common Stock	111,487,558

		Mutual Funds
Shares	114,659	Artisan Mid Cap Fund	3,492,520
*Shares	244,484	Laudus Intl MarketMasters	5,029,044
Shares	246,101	PIMCO Total Return Fund	2,554,535
Shares	136,880	T Rowe Price Personal Strategy-Balanced	2,745,821
Shares	148,116	T Rowe Price Personal Strategy-Growth	3,756,245
Shares	71,300	T Rowe Price Personal Strategy-Income	1,129,404
Shares	76,785	Torray Fund	3,191,954
Shares	60,051	Vanguard Index Trust 500 Portfolio	7,842,156
		Total Mutual Funds	29,741,679

		Investment Trust
		Charles Schwab Stable Value Fund
*Shares	342,477	(at contract value which approximates fair value)	5,694,336

		Loans
		Participant Notes Receivable
*$	831,182	(Interest rates ranging from 5.0% to 9.75%)	831,182

		Total Assets	$147,807,825

           *    Party-in-Interest to the Plan

                         See accompanying Report of Independent Registered Public Accounting Firm.